Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                             Philadelphia, PA 19103
                             (215) 988-2700 (Phone)
                           (215) 988-2757 (Facsimile)
                              www.drinkerbiddle.com

                                September 1, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Allegiant Funds
          REGISTRATION NOS. 33-00488/811-04416


Ladies and Gentlemen:

     On behalf of the Allegiant Funds (the "Trust"), transmitted for filing under the Securities Act of 1933, as amended (the "1933 Act"), is a copy of the Trust's Registration Statement on Form N-14, including exhibits (the "Registration Statement").

     This filing relates to the proposed acquisition of the assets and liabilities of each investment portfolio of PNC Funds, Inc. (the "Selling Funds") by corresponding investment portfolios of the Trust (the "Acquiring Funds"). This filing also relates to a proposal for a new advisory agreement by and between PNC Funds, Inc., on behalf of the Selling Funds, and PNC Capital Advisors, LLC. Please note that three of the Acquiring Funds, the Allegiant Diversified Real Estate, Allegiant Maryland Tax Exempt Bond, and Allegiant Tax Exempt Limited Maturity Bond Funds, are "shell funds" that are expected to be effective at or before the time the Registration Statement is effective.

     The combined Proxy Statement/Prospectus contained in this filing will be used in the solicitation of proxies of the shareholders of the Selling Funds to approve (i) an Agreement and Plan of Reorganization pursuant to which all of the assets and liabilities of the Selling Funds will be transferred to the corresponding Acquiring Funds of the Trust and (ii) a new advisory agreement by and between PNC Funds, Inc., on behalf of the Selling Funds, and PNC Capital Advisors, LLC.

     This filing is being made pursuant to Rule 488 under the 1933 Act, and it is intended that the Registration Statement will become effective automatically on October 1, 2009. Therefore, we would appreciate receiving any comments you may have as soon as possible so that we may be in a position to mail the Proxy Statement/Prospectus contained in the Registration Statement shortly thereafter.

     The Trust has previously registered an indefinite number of its shares under the 1933 Act pursuant to an election under Rule 24f-2 under the Investment Company Act of 1940, as amended (the "1940 Act").

     As requested in the staff's generic comment letter dated February 25, 1994, we note for your information that shares of the Trust are marketed in part through banks.

     Questions and comments concerning the enclosed materials may be directed to me at (215) 988-2867.

                                        Very truly yours,


                                        /s/ Michelle Lombardo
                                        ---------------------
                                        Michelle Lombardo